Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

February 3, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re: Seelos Therapeutics, Inc.
      Registration Statement on Form S-1, Initially Filed on January 22, 2020, as amended
      File No. 333-236002

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the "Company") hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-236002) of the Company, filed with the Securities and Exchange Commission on January 22, 2020, as amended (the "Registration Statement"), be accelerated so that such Registration Statement shall become effective at 5:00 p.m. (Eastern Time) on February 5, 2020, or as soon as possible thereafter.

     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

     It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Samantha H. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely, SEELOS THERAPEUTICS, INC.
	By:	/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D.
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)